GEOFFREY T. CHALMERS, ESQ.
                           33 BROAD STREET, SUITE 1100
                         BOSTON, MA 02109



Ms. Barbara C. Jacobs
Assistant Director
U.S. Securities and Exchange Commission
Washington, D.C. 20549


                              February 15, 2007


Re:   LocatePLUS Holdings Corporation
        Form SB-2
        File No. 333-138311

Dear Ms. Jacobs:

     Further to our conversation today, please be kind enough to accept a correction in our previous request relative to effectiveness of the above-referenced Registration Statement.

     In our previous filing Monday, February 12, 2007 we had inadvertently requested an acceleration date of February 15, 2007. The date should have been February 14, 2007.

     If there is anything further you need in connection with this matter, please be kind enough to call me at (617) 523-1960 or James Fields at the Company (978) 921-2727.

     Thank you very much for your understanding in this matter.

                                     Sincerely,

                                   /s/ Geoffrey T. Chalmers
                                   Geoffrey T. Chalmers, Esq.
Cc: James Fields